Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 MAR 25 AM 7:21

SUPPL

LETTER FOR MAINTENANCE OF EXEMPTION

12th March 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

03007623

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the proposal to bid for Loy Yang - A Power Station and Mine in Victoria, Australia - released on 12th March 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ref : cl/SC

3/28

Form Version 2.0

General Announcement

Submitted by S DARBY on 12-03-2003 06:07:07 PM

Reference No **SD-030227-AFBE0**

Submitting Merchant Bank *(if applicable)*	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposal to bid for Loy Yang - A Power Station and Mine in Victoria, Australia

* **Contents :-**

Reference is made to the clarification released by Sime Darby Berhad ("Sime Darby") on 17th January 2003 on the news article appearing in The Malay Mail on 16th January 2003 entitled "Sime in talks to buy Loy Yang Power stake".

Sime Darby wishes to announce that the consortium comprising Sime Darby and Sorona Limited, a wholly-owned subsidiary of Genting Berhad, has withdrawn its non-binding indicative proposal for Loy Yang - A Power Station and Mine in Victoria, Australia.

This announcement is dated 12th March 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: